UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Coeur d’Alene Mines Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

3.25% Convertible Senior Notes due 2028

(Title of Class of Securities)

192108 AR9 (CUSIP Number of Class of Securities)

Casey M. Nault

Vice President and General Counsel

Coeur d’Alene Mines Corporation

505 Front Avenue, P.O. Box I

Coeur d’Alene, Idaho 83816

(208) 667-3511

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Andrew L. Fabens

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166

(212) 351-4000

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$48,658,000	$6,636.96

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 3.25% Convertible Senior Notes due 2028 (the “Notes”), as described herein, is $1,000 per $1,000 principal amount outstanding. As of February 12, 2013, there was $48,658,000 aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $48,658,000.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $136.40 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l..
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

Pursuant to the terms and subject to the conditions set forth in the Indenture, dated as of March 18, 2008 (the “Base Indenture”), between Coeur d’Alene Mines Corporation, an Idaho corporation (the “Company”), and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of March 18, 2008 (together with the Base Indenture, the “Indenture”), relating to the Company’s 3.25% Convertible Senior Notes due 2028 (the “Notes”), the Company is filing this Tender Offer Statement on Schedule TO (“Schedule TO”) with respect to the right of each holder (each, a “Holder”) of the Notes to sell and the obligation of the Company to purchase the Notes, as set forth in the Company’s Put Right Purchase Offer to Holders of 3.25% Convertible Senior Notes due 2028, dated February 13, 2013 (as amended or supplemented from time to time, the “Put Right Purchase Offer”). This Schedule TO is intended to satisfy the filing and disclosure requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

The Company is the issuer of the Notes and is obligated to purchase all of the Notes if properly tendered by Holders under the terms and subject to the conditions set forth in the Put Right Purchase Offer. The Notes are convertible into shares of common stock of the Company, subject to the terms, conditions and adjustments specified in the Indenture and the Notes. The mailing address of the Company’s principal executive office is: Coeur d’Alene Mines Corporation, 505 Front Avenue, P.O. Box I, Coeur d’Alene, Idaho 83816. The Company’s telephone number at that address is (208) 667-3511. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Put Right Purchase Offer is incorporated by reference into this Schedule TO.

Item 10. Financial Statements.

(a) The Company’s financial condition is not material to a Holder’s decision as to whether to put the Notes to the Company because (i) the Holders will receive solely cash upon surrender of their Notes, (ii) the right of each Holder to sell and the obligation of the Company to purchase the Notes pursuant to the Indenture is not subject to any financing conditions, (iii) the Company is a public reporting company that files reports electronically on EDGAR and (iv) the offer is for all outstanding securities of the subject class. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

(b) Not applicable.

Item 11. Additional Information.

(a)	Not applicable.

(b)	Not applicable.

Item 12. Exhibits.

(a)(1)	Put Right Purchase Offer to Holders of 3.25% Convertible Senior Notes due 2028, dated February 13, 2013.*

(b)	Not applicable.

(d)(1)	Indenture dated as of March 18, 2008, between the Registrant and The Bank of New York Mellon (formerly known as The Bank of New York) (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (SEC file number 001-08641) dated March 20, 2008).

(d)(2)	First Supplemental Indenture dated as of March 18, 2008, between the Registrant and The Bank of New York Mellon (formerly known as The Bank of New York), relating to the Company’s 3.25% Convertible Senior Notes due 2028 (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K (SEC file number 001-08641) dated March 20, 2008).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COEUR D’ALENE MINES CORPORATION

Date: February 13, 2013	By:	/s/ Frank L. Hanagarne, Jr.
		Name:	Frank L. Hanagarne, Jr.
		Title:	Senior Vice President, Chief Operating Officer and Chief Financial Officer

EXHIBIT INDEX

(a)(1)	Put Right Purchase Offer to Holders of 3.25% Convertible Senior Notes due 2028, dated February 13, 2013.*

(b)	Not applicable.

(d)(1)	Indenture dated as of March 18, 2008, between the Registrant and The Bank of New York Mellon (formerly known as The Bank of New York) (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (SEC file number 001-08641) dated March 20, 2008).

(d)(2)	First Supplemental Indenture dated as of March 18, 2008, between the Registrant and The Bank of New York Mellon (formerly known as The Bank of New York), relating to the Company’s 3.25% Convertible Senior Notes due 2028 (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K (SEC file number 001-08641) dated March 20, 2008).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith